UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Paymentus Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

70439P108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70439P108	SCHEDULE 13G	Page 2 of 6

1.	Names of Reporting Persons Dushyant Sharma
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 20,303,854(1)
	6.	Shared Voting Power 1,781,228(2)(4)
	7.	Sole Dispositive Power 20,303,854(1)
	8.	Shared Dispositive Power 1,781,228(2)(4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,085,082(3)(4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 52.9%(5)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 1 share of Class A common stock held directly by Ashigrace LLC (“Ashigrace”); (ii) 17,549,795 shares of Class B common stock held directly by Ashigrace; and (iii) 2,754,058 stock options to purchase shares of Class B common stock held directly by Ashigrace exercisable within sixty days of the date of this filing. Shares of Class B common stock are convertible at any time, at the holder’s election and automatically in connection with certain transfers and upon certain other events, into an equal number of shares of Class A common stock.

(2)

Represents (i) 1,152,560 shares of Class B common stock held directly by The Ruma Sharma Family Trust dated December 3, 2018 (the “Ruma Sharma Trust”); (ii) 157,167 shares of Class B common stock held directly by The Sharma Family Trust A dated March 30, 2021 (“Trust A”); (iii) 157,167 shares of Class B common stock held directly by The Sharma Family Trust B dated March 30, 2021 (“Trust B”); (iv) 157,167 shares of Class B common stock held directly by The Sharma Family Trust C dated March 30, 2021 (“Trust C”); and (v) 157,167 shares of Class B common stock held directly by The Sharma Family Trust D dated March 30, 2021 (“Trust D,” and, collectively with Trust A, Trust B and Trust C, the “Sharma Family Trusts”). Shares of Class B common stock are convertible at any time, at the holder’s election and automatically in connection with certain transfers and upon certain other events, into an equal number of shares of Class A common stock. Mr. Sharma serves as trustee for the Ruma Sharma Trust, and Mr. Sharma’s spouse serves as the trustee for the Sharma Family Trusts.

CUSIP No. 70439P108	SCHEDULE 13G	Page 3 of 6

(3)

Includes (i) 1 share of Class A common stock held directly by Ashigrace; (ii) 17,549,795 shares of Class B common stock held directly by Ashigrace; (iii) 2,754,058 stock options to purchase shares of Class B common stock held directly by Ashigrace exercisable within sixty days of the date of this filing; (iv) 1,152,560 shares of Class B common stock held directly by the Ruma Sharma Trust; (v) 157,167 shares of Class B common stock held directly by Trust A; (vi) 157,167 shares of Class B common stock held directly by Trust B; (vii) 157,167 shares of Class B common stock held directly by Trust C; and (viii) 157,167 shares of Class B common stock held directly by Trust D.

(4)	Mr. Sharma disclaims beneficial ownership of the shares held by the Sharma Family Trusts.
(5)

Calculated based on (i) 19,653,961 shares of Class A common stock outstanding as of November 8, 2022, as reported on the Issuer’s 10-Q filed November 10, 2022; (ii) 19,331,023 shares of Class A common stock issuable upon conversion of outstanding shares of Class B common stock; and (iii) 2,754,058 shares of Class A common stock issuable upon exercise and conversion of stock options to purchase shares of Class B common stock.

CUSIP No. 70439P108	SCHEDULE 13G	Page 4 of 6

Item 1(a).	Name of Issuer

Paymentus Holdings, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

11605 N. Community House Rd., Suite 300

Charlotte, NC 28277

Item 2(a).	Name of Person Filing

Dushyant Sharma

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Paymentus Holdings, Inc.

11605 N. Community House Rd., Suite 300

Charlotte, NC 28277

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

70439P108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

CUSIP No. 70439P108	SCHEDULE 13G	Page 5 of 6

Dushyant Sharma is the sole manager of Ashigrace LLC and has sole voting and dispositive power with respect to the securities held by Ashigrace.

Pursuant to a Stockholders Agreement, dated as of May 24, 2021, as filed as Exhibit 10.1 to the Issuer’s Form 8-K filed May 28, 2021 (the “Agreement”), among (i) the Issuer, (ii) Accel-KKR Capital Partners CV III, LP (“AKKR III”), (iii) Accel-KKR Growth Capital Partners II Strategic Fund, LP (“AKKR Growth II SF”), (iv) Accel-KKR Growth Capital Partners II, LP (“AKKR Growth II”), (v) Accel-KKR Growth Capital Partners III, LP (“AKKR Growth III”), (vi) Accel-KKR Members Fund, LLC (“AKKR Members” and, collectively, with AKKR III, AKKR Growth II SF, AKKR Growth II and AKKR Growth III, the “AKKR Funds”), (vii) KKR-AKI Investors, LLC (“KKR-AKI”), (viii) the Reporting Person, (ix) Ashigrace, (x) Trust A, (xi) Trust B, (xii) Trust C, (xiii) Trust D, (xiv) The Ruma Sharma Trust (together with the Reporting Person, Ashigrace, Trust A, Trust B, Trust C and Trust D, the “Sharma Investors” and collectively together with the AKKR Funds and KKR-AKI, the “Investor Parties”), each of the Investor Parties has agreed to certain arrangements, as described under Section 2(a) and Section 2(d) of the Agreement, including to vote all of the shares of Class A common stock and Class B common stock beneficially owned by such Investor Party, and to procure the vote of its affiliates, to cause the election of certain persons to the Issuer’s board of directors.

As party to the Agreement, the Reporting Person may be deemed to be a part of a “group” pursuant to Rule 13d-3(a) with the AKKR-Funds and KKR-AKI. Such “group” would be deemed to beneficially own an aggregate of 2,380,951 shares of Class A common stock and 105,141,200 shares of Class A common stock issuable upon conversion of outstanding shares of Class B common stock and shares of Class B common stock issuable upon exercise of outstanding options exercisable within 60 days of the date of this filing, or 86.2% of the Issuer’s outstanding Class A common stock calculated pursuant to Rule 13d-3(d). The Reporting Person expressly disclaims membership in any such “group” and disclaims beneficial ownership of, and the responses to Items 5 through 9 of the cover page to this Schedule 13G do not reflect, any securities that the Reporting Person may be deemed to beneficially own solely by reason of the Agreement, which securities are separately reported on a Schedule 13G filed by the AKKR Funds on or about February 13, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 70439P108	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Dushyant Sharma
Dushyant Sharma